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SwanDive

Hospitality

Tucson, AZ
Coming Soon
Investment Opportunity
Data Room
Discussion
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THE PITCH
SwanDive is seeking investment to contribute towards buildout and equipment at new Market/Bar/Cafe concept.
First Location
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $100,000 invested.
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OUR CONCEPT

SwanDive was created to fit a new multi-concept need in mixed use communities. The concept consists of both the welcoming Swan Market with natural finishes and fresh fast-casual menu, as well as the SwanDive's speakeasy dive bar vibe for a true "business in the front, party in the back" mentality.

Decor // SwanDive will be known for its one-of-a-kind, interactive lifestyle decor
Menu // Have breakfast, lunch and dinner (and everything in between) with easy ordering and deluxe convenience
"Room Service" // Aside from the everyday market and nightlife dive bar, SwanDive will also offer "room service" to the residents in the community
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SWANDIVE CONCEPT SUMMARY
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OUR MISSION

SwanDive plans on innovating not only the market/bar business, but also shift perception of what a residential amenity can be with a fresh new hybrid concept. With a solid managerial and operational base, SwanGive plans on expanding a becoming a top-grossing brand in many top tier markets.

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THE TEAM
Eric Ferrone
Operating Partner

Eric Ferrone has been involved in all aspects of the service industry throughout his entire life. Like the rest of the team Eric has spent time operating in all facets of the industry, many of his years with this team. Eric has had a part with national concepts such as American Junkie, El Hefe and Bottled Blonde between 2009-2019. Most recently, Eric was an Operational Partner at Bottled Blonde in Chicago where he and his partners transformed a former sushi restaurant into one of the highest volume restaurant / bars in Chicago. Eric's mindset has always been suited for managing the team and creating opportunity. Understanding how to create meaningful relationships within the surrounding community helps maintain a strong and healthy work environment. Working in an industry of throwing parties he knows how to seamlessly blend both aspects of having fun and running a business subsequently creating a healthy work environment and culture that resonates with the staff. This is directly transferred to the customers by means of a memorable or enjoyable experience which drives repeat business.

Edward Oakes
Operating partner

Edward Oakes spent almost 20 years in the bar / restaurant industry in operations alone. He has worked nearly every position from dishwasher starting in the mid 90's moving on to hold every position along the way to now operating partner in 2020, working in the Scottsdale, Chicago and Dallas markets. Before and during his time working in bar / restaurant operations, he received his degree in Architectural Technology and has worked full time as a draftsman for both architecture firms and interior designers, prior to that he worked as a carpenter in residential construction. This combination eventually led to providing design and building services to the venues he would operate at night, along with neighboring venues. Edward has a very unique skill set most teams don't have in the understanding of functional layout designs not only from the service standpoint of the employees but also from the perspective of a builder and designer. He has been involved in numerous restaurant / bar builds and openings throughout the country, bridging the gap between what work contractors normally would not perform and what it takes to have a supremely functional and efficient space. He understands the areas that become maintenance issues and can be proactive in the solution. Aside from the necessities Edward enjoys collaborating with the team on creating new and innovative ways to help the party along whether that's through props, presentation material, interactive customer pieces, or anything that brings life to the party.

Trent Quintanilla
Managing partner

Trent Quintanilla carries twenty years of excellence in food service, bar operations and business management. A self driven individual who, through the passion and love for this industry, learned every aspect of running a successful establishment. Trent has experience in all departments of the business from sales and marketing, creating menu design, as well as hosting corporate events and building relationships. He's hired, trained, and coached staff members on customer service skills, food and beverage knowledge as well as health and safety standards, creating cross training programs ensuring front of the house staff members were able to perform confidently and effectively in all positions. He remembers the lessons he learned along the way, instilling good habits that have become standard. Bartending has taught him how to keep a clean and organized bar that offers excellent drinks. His past experience in fine dining has given him innovative ideas on how to create high end hospitality in any bar or restaurant environment. Providing a family culture and creating high moral work environments, holding others to do the job to the best of their abilities has always been of utmost importance. Trent will never shy away from rolling his sleeves and doing what needs to be done to help any others and the business. His passion for this industry has not withered over the years, only grown.

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SwanDive Concept Description

SwanDive, whose name was designed to fit a multi-concept venue, Swan Market | Dive Bar was created to fit a new need in populated cities. The market concept will consist of inviting natural finishes with a décor that welcomes the all- day customer getting work done, as well as serve an all day/night fast-casual menu with something for everyone. If you are focused on your project and don't want to leave you there will be no need. Have breakfast, lunch, dinner and everything in between. SwanDive will be known for its lifestyle vibe, one-of-a kind interactive décor, ease of ordering and deluxe convenience.

SwanDive will be a modern take on a lifestyle market fulfilling the needs of the all-day customer providing a relaxing atmosphere suitable for young professionals looking to wrap up work outside the office..... But once that work is finished SwanDive carries a business in the front, party in the back mentality.

Literally sneak away for a cold one through our speakeasy "Cooler" door into an area where you thought drinks were only stored....not served!!

From the time you walk in the door until the time you leave, you'll be met with surprises. Even when exiting from our Dive's patio you'll arrive at our pizza To-Go "Windough" serving slices and pies for when you're on the run on the way out or just craving a late-night snack.

Aside from the everyday market items, food, drinks or lounge areas SwanDive goes even further for building residents providing our "Room Service" delivery as well as Amazon service counter integration as an additional feature. If you live in the building one way or another SwanDive will be of service to you.

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Our Location

The OLIV building, where SwanDive resides, is located adjacent to the heart of University of Arizona campus, the main nightlife, retail shops, and the StreetCar Station. Not only will we be able to market to the 605 residents above us, but we will also be able to promote

within our Partner CORE Spaces' other residential towers, all located in close proximity to SwanDive. These properties include:

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477 Nearby Apartments
1,566 Nearby Residents
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Build Out $70,500
Mainvest Compensation $4,500
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $4,110,483 $4,316,007 $4,531,807 $4,758,397 $4,996,317
Cost of Goods Sold $1,116,351 $1,172,168 $1,230,776 $1,292,314 $1,356,929
Gross Profit $2,994,132 $3,143,839 $3,301,031 $3,466,083 $3,639,388

EXPENSES

Labor $514,156 $539,864 $566,857 $595,200 $624,960
Controllable Expense $199,560 $199,560 $199,560 $199,560 $199,560
Non-Controllable Expense $425,314 $398,484 $368,862 $342,659 $321,872
Operating Profit $1,855,102 $2,005,931 $2,165,752 $2,328,664 $2,492,996
This information is provided by SwanDive. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
Investment Round Status

$75,000

TARGET

$107,000

MAXIMUM

This investment round closes on April 7, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name SwanDiveTucson
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $100,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 0.5%-0.7%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Financial Condition
Forecasted milestones

SwanDive forecasts the following milestones:

Secure lease in [City, State] by [Month, Year].
Hire for the following positions by [Month, Year]: [Position 1, Position 2, Position 3]

Achieve [$X] revenue per year by [Year].
Achieve [$Y] profit per year by [Year].
No operating history

SwanDive was established in [Month, Year]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of SwanDive to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

SwanDive is a newly established entity and has no history for prospective investors to consider.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which SwanDive and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, SwanDive is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

SwanDive might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If SwanDive is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither SwanDive nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

SwanDive will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and SwanDive is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although SwanDive will carry some insurance, SwanDive may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore,

SwanDive could incur an uninsured loss that could damage its business.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with SwanDive or management), which is responsible for monitoring SwanDive's compliance with the law. SwanDive will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if SwanDive is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if SwanDive fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of SwanDive, and the revenue of SwanDive can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of SwanDive to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. SwanDive competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from SwanDive's core business or the inability to compete successfully against the with other competitors could negatively affect SwanDive's financial performance.

This information is provided by SwanDive. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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